

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2017

Sean C. Woolverton
Chief Executive Officer and Director
Swift Energy Company
575 North Dairy Ashford, Suite 1200
Houston, TX 77079

> **Re: Swift Energy Company**
> **Registration Statement on Form S-3**
> **Filed March 17, 2017**
> **File No. 333-216782**

Dear Mr. Woolverton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources